

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2020

Jacques Stern
Chief Executive Officer
Global Blue Group Holding AG
Zürichstrasse 38
8306 Brüttisellen
Switzerland

> **Re: Global Blue Group Holding AG**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed July 8, 2020**
> **File No. 333-236581**

Dear Mr. Stern:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

Risk Factors
Risks Related to New Global Blue's Business and Operations Following the Business Combination, page 72

1. We note that Globetrotter began to acquire public shares from institutional investors in May 2020 with the intention of supporting the business combination. Highlight that Globetrotter, Silver Lake and other aligned shareholders have a strong economic interest in the business combination being approved that may not align with the economic interests of the minority shareholders.

<u>Global Blue's Management's Discussion and Analysis of Financial Condition and Results of
Operation</u>
<u>Internal factors, page 227</u>

2.   Please revise to update the success ratio and average technology spend to include the
        March 31, 2020 information.

<u>Global Blue Group AG</u>
<u>Notes to the Consolidated Financial Statements</u>
<u>Note 17 Intangible Assets, page F-51</u>

3.   You state that changes to the assumptions used in your goodwill impairment analysis
        would not result in an impairment "given the significant headroom." Please address the
        following:
        • Explain further what you mean by "significant headroom;"
        • Tell us the percentage by which each CGU's recoverable amount exceeds the
          carrying value;
        • Clarify how the current COVID-19 environment impacted your sensitivity analysis
          and specifically address whether you considered using a negative revenue growth rate
          assumption; and
        • Explain how you determined you had significant headroom considering the recent
          goodwill impairment charge.

4.   Please address the following related to the €1.551 million goodwill impairment
        charge recorded in fiscal 2020:
        • Revise to include a discussion of the specific factors that contributed to such charge.
          Refer to IAS 36.130;
        • Tell us why you did not include this charge in Note 10. In this regard, we note that
          you classified the €2.019 million goodwill impairment charge as an exceptional item
          in fiscal 2018; and
        • Reconcile the €1.551 million goodwill impairment charge to note (b) on page 43.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on
the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Howard A. Kenny, Esq.